Exhibit 77D

The Royce Fund

        On December 6-7, 2006, The Board of Trustees of The Royce Fund voted to adopt a non-fundamental investment policy prohibiting each series from purchasing shares of other investment companies in excess of the general statutory limits set forth in Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended, in reliance on the following statutory exceptions to such limits: (i) Where the acquiring company and the acquired company are part of the same group of investment companies (this is the affiliated funds of funds exception); and (ii) Where the acquiring company and its affiliated persons acquire up to 3% of the outstanding stock of an investment company and such acquiring company has not offered or sold and is not proposing to offer or sell any security which includes a sales load of more than 1.5%. (This is the no-load/low-load fund exception.)